THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your CAT Shares and/or CAT ADSs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

Cambridge Antibody Technology Group plc
(incorporated in England and Wales, with registered number 3234033)

Proposal to disapply pre-emption rights and
to authorise directors to allot shares

Circular to Shareholders

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of CAT which is set out on pages 5 to 9 of this document and which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of the Company to be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 pm (London time) on 16 December 2004 is set out at the end of this document.

A Form of Proxy for use at the EGM is enclosed. To be valid, a Form of Proxy should be completed, signed and returned so as to be received by the Registrars of the Company, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA as soon as possible, but in any event so as to be received not later than 12.30 pm (London time) on 14 December 2004. If you would like to appoint your proxy electronically via the internet, the instructions relating to electronic proxy appointment set out in the Form of Proxy should be followed.

If you hold CAT ADSs, please complete and sign the enclosed voting instruction card and return it in the enclosed envelope to the ADS Depositary as soon as possible, but in any event so as to be received by no later than 5.00 pm (New York time) on 10 December 2004. If you hold your CAT ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your CAT ADSs. Holders of CAT ADSs are referred to paragraph 7 of the letter from the Chairman of CAT set out in this document for information on voting procedures relating to them.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Latest time for receipt by the ADS Depositary of completed voting instruction cards from holders of CAT ADSs	5.00 pm (New York time) on 10 December 2004
Latest time for receipt of Forms of Proxy for the EGM	12.30 pm (London time) on 14 December 2004
EGM	12.30 pm (London time) on 16 December 2004

DEFINITIONS

"Admission"

the admission of the Subscription Shares to the Official List becoming effective within the meaning of paragraph 7.1 of the Listing Rules and the admission of such shares to trading by the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange.

"ADS Deposit Agreement"	the deposit agreement dated 7 June 2001, between CAT, the ADS Depositary and all holders of CAT ADSs issued thereunder..

"ADS Depositary"	the depositary under the ADS Deposit Agreement, which is the Bank of New York.

"ADS"	an American depositary share.
"AstraZeneca"	AstraZeneca UK Limited.
"Board"	the board of directors of CAT.
"CAT" or "Company"	Cambridge Antibody Technology Group plc and, for the purposes of the Collaboration Agreement, its wholly owned subsidiary Cambridge Antibody Technology Limited.

"CAT ADSs"	ADSs of CAT, each of which represent one CAT Share.
"CAT Shares"	ordinary shares of 10 pence each in the capital of CAT.
"Collaboration Agreement"	the collaboration agreement dated 21 November 2004 between CAT, Cambridge Antibody Technology Limited and AstraZeneca.

"Companies Act"	the Companies Act 1985, as amended.
"CREST"	the computerised settlement system to facilitate the transfer of the title to shares in uncertificated form, operated by CRESTCo Limited.

"CSOP"	the Cambridge Antibody Technology Group Company Share Option Plan.
"Directors"	the directors of CAT whose names are as set out on page 5 of this document.
"EGM"	the extraordinary general meeting of CAT to be held on 16 December 2004 notice of which is set out at the end of this document.

"EIP"	the Cambridge Antibody Technology Group plc Executive Incentive Plan.
"Form of Proxy"	the form of proxy for use at the EGM, accompanying this document.
"FSMA"	the Financial Services and Markets Act 2000 (as amended from time to time).
"Listing Rules"	the publication entitled "The Listing Rules" of the UK Listing Authority made under section 74 of FSMA.

"London Stock Exchange"	London Stock Exchange plc.

"Official List"	the Official List of the UK Listing Authority.
"Old Option Schemes"

the Cambridge Antibody Technology Limited Share Option Scheme, the Cambridge Antibody Technology Limited Unapproved Share Option Scheme and the Cambridge Antibody Technology Limited Executive Share Option Scheme.

"Record Date"	in relation to the EGM, 12.30 pm (London time) on 14 December 2004, or if the EGM is adjourned, 48 hours before the date of the adjourned meeting.

"Share Option Schemes"	the Old Option Schemes, the CSOP and the EIP.

"Shareholders"	holders of CAT Shares.
"Subscription"	the subscription by AstraZeneca for the Subscription Shares pursuant to the Subscription Agreement.
"Subscription Agreement"	the subscription agreement dated 21 November 2004 between CAT and AstraZeneca, as described in this document.

"Subscription Shares"	10,217,983 CAT Shares to be subscribed for by AstraZeneca and issued by CAT pursuant to the Subscription Agreement.

"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA.

LETTER FROM THE CHAIRMAN OF
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc

Cambridge Antibody Technology
Milstein Building
Granta Park
Cambridge
CB1 6GH
UK

Tel +44 (0) 1223 471 471
Fax: +44 (0) 1223 471 472
  Email: info@cambridgeantibody.com
  Web: www.cambridgeantibody.com

PA Nicholson (Chairman)•
PA Chambré
JC Aston
DR Glover
U Bicker•
Sir Aaron Klug•
PS Ringrose•
ÅBT Stavling•
JW Stocker•
CJ Marshall•

•Non-Executive Director

23 November 2004

To the holders of CAT Shares and CAT ADSs and, for information only, to the participants in the Share Option Schemes

PROPOSED DISAPPLICATION OF PRE-EMPTION RIGHTS AND
AUTHORISATION OF DIRECTORS TO ALLOT SHARES

1.             Introduction

On 21 November 2004, CAT entered into a subscription agreement with AstraZeneca pursuant to which AstraZeneca agreed to subscribe for a total of 10,217,983 CAT Shares. The issue of the Subscription Shares is conditional, among other things, upon CAT obtaining the approval of Shareholders to the disapplication of their statutory pre-emption rights in relation to the Subscription Shares.

In connection with the Subscription, CAT also entered into the Collaboration Agreement with AstraZeneca on 21 November 2004. The Collaboration Agreement and the Subscription Agreement are inter-conditional.

The purpose of this letter is to seek your approval for the disapplication of pre-emption rights at the EGM to be held at 12.30 pm (London time) on 16 December 2004 in order to allow the Subscription Shares to be issued, to seek your further approval to the general authorities for the Directors to allot shares and for the disapplication of pre-emption rights, and to explain why the Board believes such disapplication and authorisation is in the best interests of CAT and its shareholders.

2.             Reasons for the proposals to disapply pre-emption rights and to authorise your Directors to allot shares

The Companies Act provides that directors may only allot equity securities if authorised to do so by shareholders and that, unless shareholders otherwise consent, all new equity securities to be issued for cash must first be offered to existing shareholders in proportion to their individual holdings.

The proposed disapplication of pre-emption rights will allow the Company to issue the Subscription Shares to AstraZeneca pursuant to the Subscription Agreement. The aggregate subscription price for the Subscription Shares to be issued to AstraZeneca is £75 million. Your Directors have an existing authority to allot the Subscription Shares under the general authority conferred at the Company's annual general meeting on 30 January 2004.

In addition to the specific authority to disapply pre-emption rights referred to above, your Board is seeking a general authority to issue CAT Shares up to a maximum aggregate nominal amount of £1,710,941 (representing approximately 33 per cent. of the issued share capital of the Company following completion of the Subscription) and a general authority to disapply pre-emption rights in relation to CAT Shares up to a maximum aggregate nominal amount of £256,641 (representing 5 per cent. of the issued share capital of the Company following completion of the Subscription). The specific disapplication in relation to the Subscription Shares is being sought in addition to, but the general authorities are being in substitution for, the previous general authorities approved at the Company's annual general meeting in January 2004. The proposed general authorities to allot CAT Shares and to disapply pre-emption rights are within the guidelines of the Association of British Insurers and would provide your Board with additional flexibility in the commercial development and financing of the Company by giving them the ability to allot further CAT Shares for cash without recourse to Shareholders. The Directors have no current plans to use these general authorities save for the issue of CAT Shares to non-executive directors as part of their remuneration.

The specific and general authorities would (unless earlier revoked or amended by the Company) expire on the earlier of 1 April 2005 and the conclusion of the annual general meeting of the Company to be held in 2005, save that the Company would be entitled before such expiry to make an offer or agreement which would or might require shares to be allotted after such expiry and the Directors may allot shares in pursuance of such offers or agreements as if such authorities had not expired.

The Board unanimously recommends you to vote in favour of the resolutions to be proposed at the EGM to authorise the Directors to allot shares and to disapply pre-emption rights and urges you to sign and return the Form of Proxy enclosed with this document as soon as possible.

CAT has received irrevocable undertakings to vote in favour of the resolutions to be proposed at the EGM from the Directors in respect of their own beneficial holdings of, in aggregate, 200,016 CAT Shares, representing approximately 0.487 per cent. of the current ordinary issued share capital of CAT.

3.             Background to and reasons for entering into the Subscription Agreement and the Collaboration Agreement

Through the Collaboration Agreement and the Subscription Agreement, CAT and AstraZeneca are entering into a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. The innovative partnership structure of the alliance reflects each company's leading position in its respective field and the growing importance of antibodies as therapeutics. The alliance will be co-funded and co-managed by the partners.

The alliance will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of US$175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

Following the completion of the discovery phase the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

CAT's financial participation reflects its level of investment in the programme. If CAT opts-out after the discovery phase it receives milestones and royalties. If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca opts-out of programmes it receives milestones and royalties.

AstraZeneca will receive the rights to opt-in to, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also certain future CAT discovery programmes that CAT may independently initiate. CAT has rights to co-promote in the US products resulting from these programmes.

CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

Under the Subscription Agreement, AstraZeneca will subscribe in cash for 10,217,983 CAT Shares at a price of £7.34 per share for a total investment of £75 million. Based on CAT shares in issue as at 21 November 2004 this represents a 19.9 per cent. interest in the enlarged issued share capital of CAT.

The price per CAT Share represents a premium of 27.3 per cent. over the average Closing Price of a CAT Share for the five business days immediately preceding the execution of the Subscription Agreement. The CAT Directors believe this represents a significant premium which is appropriate given the size of AstraZeneca's shareholding following completion of the Subscription.

The proceeds of the Subscription Agreement will be used together with existing resources, to continue the commercial exploitation of the Group's product development and technology assets and to fund CAT's commitments under the Collaboration Agreement. CAT anticipates that its investment in the alliance will be the principal focus of its research investment for the next five years.

The Subscription is conditional, inter alia, on CAT obtaining the approval of the CAT Shareholders for the disapplication of their statutory pre-emption rights in relation to the Subscription Shares and on Admission.

Pursuant to the Subscription Agreement, CAT and AstraZeneca have each given certain representations and warranties to the other on customary terms. AstraZeneca has agreed, except in certain circumstances, not to sell or otherwise dispose of the Subscription Shares for a period of twelve months following the date of the Subscription Agreement and, subject to certain exceptions, not to increase its percentage holding of CAT Shares (when aggregated with any holding of its affiliates) above 19.9 per cent. of CAT's issued ordinary share capital for a period of 36 months ("Restricted Period"). AstraZeneca has further agreed, subject to certain exceptions, during the Restricted Period not to make (or act as a concert party to) an offer to acquire any shares in the capital of CAT under The City Code on Takeovers and Mergers unless such an offer is recommended by a majority of the Board.

CAT has further agreed that, in the event that the CAT Directors withdraw their recommendation to shareholders to vote in favour of the resolution to be proposed at the CAT EGM to disapply pre-emption rights and that resolution is not passed prior to 31 December 2004, CAT will pay to AstraZeneca the sum of £500,000.

As a result of the very close relationship that will result between the parties in connection with the alliance and the access CAT will have to details of AstraZeneca's drug discovery priorities, CAT has agreed that if it is acquired by one of the top 20 pharmaceutical companies by worldwide gross sales AstraZeneca will have the right to withdraw from the alliance and be entitled to progress programmes by itself whilst retaining CAT's economic interest. The Collaboration Agreement contains provisions relating to an orderly winding-down.

4.             Extraordinary General Meeting

As stated in paragraphs 1 and 2 above, the subscription by AstraZeneca for the Subscription Shares is subject to, among other things, your approval of a special resolution seeking a specific disapplication of pre-emption rights in relation to such shares. A notice of the EGM to be held at Milstein Building, Granta Park, Cambridge CB1 6GH at 12.30 pm (London time) on 16 December 2004 to seek this approval and, in addition, approval of general authorities to allot CAT Shares and disapply pre-emption rights is set out at the end of this document. A Form of Proxy to be used by holders of CAT Shares or a form of voting instruction card to be used by holders of CAT ADSs in connection with the EGM is enclosed.

The purpose of the EGM is to seek your approval of the special resolutions set out in the notice of the EGM. Special Resolution No. 1 will be proposed to empower the Directors to allot CAT Shares for cash as if section 89 of the Companies Act did not apply to any such allotment provided that such power is limited to a maximum aggregate nominal amount of £1,021,798.30 in connection with the Subscription (representing approximately 24.9 per cent. of the issued share capital of CAT). The authority conferred by Special Resolution No. 1 will be in addition to that obtained at the Company's annual general meeting in January 2004. The Subscription Agreement is conditional on the passing of this resolution.

Special Resolution No. 2, conditional on the passing of Special Resolution No. 1, will be proposed (a) to authorise the Directors for the purposes of section 80 of the Companies Act to allot CAT Shares up to a maximum aggregate nominal amount of £1,710,941 (representing approximately 33 per cent. of the issued share capital of CAT as enlarged by the issue of the Subscription Shares) and (b) to empower the Directors to allot CAT Shares for cash as if section 89 of the Companies Act did not apply to any such allotment provided that such power is limited to certain pre-emptive offers and otherwise to a maximum aggregate nominal amount of £256,641 (representing approximately 5 per cent. of the issued share capital of CAT as enlarged by the issue of the Subscription Shares). The authority conferred by Special Resolution No. 2 will be in substitution for that obtained at the Company's annual general meeting in January 2004. The Subscription Agreement is not conditional on the passing of this resolution.

The Company holds no treasury shares.

Listing particulars in relation to the issue of the Subscription Shares under the Subscription Agreement are in the process of being prepared and once published, will be available on request and free of charge until the EGM by contacting the Company Secretary, Cambridge Antibody Technology Group plc, Milstein Building, Granta Park, Cambridge CB1 6GH.

5.             Listing

Application will be made to the UK Listing Authority for the Subscription Shares to be admitted to the Official List and to the London Stock Exchange for the Subscription Shares to be admitted to trading on its market for listed securities. It is expected that Admission of the Subscription Shares will become effective on 21 December 2004.

The Subscription Shares will, when issued and fully paid, have the same rights as, and will rank pari passu with, the CAT Shares in issue on the date of allotment of the Subscription Shares and shall rank in full for all dividends or other distributions declared, made or paid on the CAT Shares by reference to a record date falling after the date of allotment of the Subscription Shares. The Subscription Shares will, following Admission, not be eligible for settlement within CREST.

6.             Action to be taken

You will find enclosed with this document a Form of Proxy to be used in connection with the EGM. The Form of Proxy should be completed and signed in accordance with the instructions printed thereon and returned to the Registrars of the Company, Computershare Investor Services PLC, PO

Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA as soon as possible but in any case so as to be received not later than 12.30 pm (London time), on 14 December 2004.

The completion and return of a Form of Proxy will not preclude you from attending the EGM and voting in person, if you so wish..

Provision has been made for Shareholders who wish to do so, to submit the Form of Proxy by electronic means, details of which can be found on the Form of Proxy.

7.             Action to be taken by holders of CAT ADSs

Holders of CAT ADSs will not, except as mentioned below, be entitled to attend the EGM. However, the ADS Depositary, as registered holder of the CAT Shares underlying the CAT ADSs, will be so entitled and, pursuant to the ADS Deposit Agreement, will vote in accordance with the written instructions that may be received from holders of CAT ADSs. A voting instruction card is enclosed for this purpose and must be completed, signed and returned to the ADS Depositary so as to be received no later than 5.00 pm (New York time) on 10 December 2004. If you hold your CAT ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold or CAT ADSs.

Alternatively, holders of CAT ADSs who wish to attend the EGM in person should take steps to present their CAT ADSs to the ADSs Depositary for cancellation and (upon compliance with the terms of the ADS Deposit Agreement, including payment of the ADS Depositary's fees and any applicable taxes and governmental charges) for delivery of CAT Shares so as to become registered holders of CAT Shares prior to the Record Date. The time and date of the EGM appears on page 2 of this document. Please contact the ADS Depositary on telephone number +1(212) 815 2783 for further information on surrendering your CAT ADSs.

8.             Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA, up to and including the date of the EGM:

(a)           the Memorandum and Articles of Association of CAT; and

(b)           the Subscription Agreement.

9.             Recommendation

Your Directors believe that the resolutions described in this letter are in the best interests of the Company and Shareholders taken as a whole and, accordingly, the Directors unanimously recommend that you vote in favour of the resolutions to be proposed at the EGM, as they have agreed to do in respect of their own beneficial holdings of, in aggregate, 200,016 CAT Shares, representing approximately 0.487 per cent. of the current issued ordinary share capital of CAT.

Yours faithfully,

Paul Nicholson
Chairman

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Cambridge Antibody Technology Group plc (the "Company") will be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 pm on 16 December 2004 to consider and, if thought fit, pass the resolutions set out below as special resolutions.

SPECIAL RESOLUTION NO. 1

THAT the directors of the Company be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") in addition to any previous power conferred on the directors pursuant to that section, to allot equity securities (within the meaning of section 94 of the Act) of the Company for cash pursuant to the general authority conferred upon them under section 80 of the Act by the resolution passed at the annual general meeting of the Company on 30 January 2004 as if section 89(1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of £1,021,798.30 pursuant to or in connection with the subscription agreement between the Company and AstraZeneca dated 21 November 2004 and shall expire at the earlier of the conclusion of the next annual general meeting of the Company to be held after the date of the passing of this resolution and 1 April 2005, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION NO. 2

THAT, conditional on the passing of Special Resolution No. 1:

(a)

the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") in substitution for any previous authority conferred on the directors pursuant to that section, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £1,710,941, such authority to expire at the earlier of the conclusion of the next annual general meeting of the Company to be held after the date of the passing of this resolution and 1 April 2005 save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired; and

(b)

the directors of the Company be and they are hereby empowered pursuant to section 95 of the Act in substitution for any previous power conferred on the directors pursuant to that section, to allot equity securities (within the meaning of section 94 of the Act) of the Company for cash pursuant to the authority referred to in paragraph (a) above as if section 89(1) of the Act did not apply to such allotment provided that this power shall be limited:

(i)

to the allotment of equity securities in connection with the issue in favour of holders of ordinary shares (whether by way of a rights issue, open offer or otherwise) where equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements; and

(ii)

to the allotment (otherwise than pursuant to paragraph (b)(i) above) of equity securities having a nominal amount in the case of relevant shares or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount, not exceeding in aggregate the sum of £256,641, and this power shall (unless renewed, varied or revoked by the Company) expire at the earlier of the conclusion of the next annual general meeting of the Company to be held after the date of the passing of this resolution and 1 April 2005, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

By the order of the Board
D M Mellett
Company Secretary	Milstein Building
Granta Park
Cambridge CB1 6GH
23 November 2004

Notes:

(i)	A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.
(ii)

A Form of Proxy is enclosed with this notice for use in connection with the business set out above. To be valid, a Form of Proxy and any power of attorney or other written authority under which it is signed must be lodged with the Registrars of the Company, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA by no later than 12.30 pm on 14 December 2004 or, in the case of an adjourned meeting, not less than 48 hours before the time appointed for the holding of any adjourned meeting or, in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for taking the poll.

(iii)	Completing and returning a Form of Proxy will not prevent a member from attending in person at the meeting and voting should he/she so wish.
(iv)

In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at midnight on 14 December 2004 (the "Specified Time") will be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after the Specified Time will be disregarded in determining the rights of any person to attend or vote at the meeting. Should the meeting be adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned meeting. Should the meeting be adjourned for a longer period, then to be so entitled members must be entered on the Company's register of members at the time which is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

(v)

If you would like to appoint your proxy electronically or elect to receive certain information (such as notices of general meetings or annual reports and accounts) via the internet go to www.cambridgeantibody.com click on the investor relations tab, select share info followed by electronic proxy voting (to appoint your proxy) or shareholder info services (to receive information) from the menu on the left hand side of the screen. Should you experience any problems in registering for either of these services or have any questions, please call the dedicated helpline on +44(0) 870 889 3109.